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12014839

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 29 2012 WASHINGTON DC 196

SEC FILE NUMBER
8- 26030

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SecureVest Financial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

163 Madison Ave. Suite 100
(No. and Street)

Morristown	NJ	07960
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Zucker — 732-536-4646 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Adeptus Partners, LLC
(Name – *if individual, state last, first, middle name*)

733 Route 35 North	Ocean	NJ	07712
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 4/3

OATH OR AFFIRMATION

I, August Cellitti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SecureVest Financial Group, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANNETTE TRAPANESE
ID # 2413896
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 10/25/2016

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECUREVEST FINANCIAL GROUP, INC.
Table of Contents

Ad3ptus

Adeptus Partners, LLC
Accountants | Advisors
733 Route 35 North
Ocean, NJ 07712
phone 732.745.8800
fax 732.563.0090
www.AdeptusCPAs.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of
SecureVest Financial Group, Inc.

We have audited the accompanying statement of financial condition of SecureVest Financial Group, Inc. (the "Company") as of December 31, 2011, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and regulation 1.10 of the Commodity Exchange Act (CEAct). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SecureVest Financial Group, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The computation of net capital (page 10) is presented for purpose of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and related directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Adeptus Partners, LLC

Ocean, NJ
February 24, 2012

Offices:
New York City
Long Island
New Jersey

SecureVest Financial Group, Inc.
Statement of Financial Condition
December 31, 2011

ASSETS	
Cash and cash equivalents	$ 1,267,081
Securities owned, at fair value	4,556,618
Due from clearing brokers	1,948,775
Furniture and equipment, net	185,128
Other assets	100,729
TOTAL ASSETS	$ 8,058,331
LIABILITIES AND SHAREHOLDER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 204,125
Commissions payable	150,513
Securities sold, but not yet purchased	302,598
Due to clearing brokers	3,269,497
Total Liabilities	3,926,733
Shareholder's Equity	
Common stock, no par value; authorized 300,000 shares; 180,000 shares issued and outstanding	59,667
Additional paid-in-capital	1,235,245
Retained earnings	2,836,686
Total Shareholder's Equity	4,131,598
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 8,058,331

The accompanying notes are an integral part of this financial statement.

SecureVest Financial Group, Inc.
Statement of Operations
For the Year Ended December 31, 2011

Revenue		
Trading profits	$ 14,014,694	
Commissions	530,162	
Interest and other	911,254	
Total revenue		$ 15,456,110
Expenses		
Commissions, salaries and benefits	9,496,335	
General and administrative	1,535,527	
Clearing charges	314,696	
Interest	1,252,240	
Occupancy	374,986	
Communications	96,640	
Professional fees	74,753	
Travel and entertainment	208,911	
Total expenses		13,354,088
Net Income		$ 2,102,022

The accompanying notes are an integral part of this financial statement.

SecureVest Financial Group, Inc.
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2011

	Common Stock		Additional Paid-In	Retained
	Shares	Amount	Capital	Earnings
Balances December 31, 2010	180,000	$ 59,667	$ 1,235,245	$ 1,990,238
Distributions				(1,255,574)
Net income				2,102,022
Balances December 31, 2011	180,000	$ 59,667	$ 1,235,245	$ 2,836,686

The accompanying notes are an integral part of this financial statement.

SecureVest Financial Group, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2011

Cash flows from operating activities:	
Net income	$ 2,102,022
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	41,640
Net change in operating assets and liabilitites:	
(Increase) in due from clearing brokers	(204,233)
Decrease in securities owned	1,750,183
Decrease in other assets	68,057
(Decrease) in commissions payable	(1,626,097)
Increase in accounts payable and accrued expenses	58,897
(Decrease) in securities sold, not yet purchased	(2,334,999)
Increase in due to clearing brokers	1,820,704
Net cash provided by operating activities	1,676,174
Cash flows from investing activities:	
Acquisition of property and equipment	(41,182)
Cash flows from financing activities:	
Distributions	(1,255,574)
Net increase in cash and cash equivalents	379,418
Cash and cash equivalents, beginning of year	887,663
Cash and cash equivalents, end of year	$ 1,267,081

The accompanying notes are an integral part of this financial statement.

Note 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) ORGANIZATION

SecureVest Financial Group, Inc. (the "Company") was incorporated on March 16, 1981 in the state of Illinois and operates as a securities broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory, Inc. ("FINRA") and is also registered as an introducing broker with the National Futures Association ("NFA"). The Company is a wholly owned subsidiary of Argentis Holdings, LLC.

(b) CLEARING AGREEMENT

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreements with its clearing brokers provide that as a clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmation and statements and maintenance of margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

(c) ACCOUNTING BASIS

The financial statements of the Company have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management.

(d) USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments with a maturity of three months or less at time of purchase to be cash equivalents.

(f) FURNITURE AND EQUIPMENT, NET

Furniture and equipment are recorded at cost. Depreciation and amortization are computed on the straight-line method over the estimated useful lives of the related assets ranging from three to seven years.

(g) INCOME TAXES

The Company is not a taxpaying entity for federal or state income tax purposes and, accordingly, no provision has been made in the accompanying financial statements. The shareholders report the income or loss from the Company on their own income tax returns.

The Company follows required accounting guidance for uncertainty in income taxes. The Company evaluates its tax positions on an ongoing basis, and if considered necessary, establishes liabilities for uncertain tax positions that may be challenged by tax authorities. The Company files tax returns in the U.S. Federal jurisdiction and various states. The Company has no open years prior to 2008 and believes that its underlying tax positions are fully supportable at both the Federal and State levels.

(h) SECURITIES VALUATION AND REVENUE RECOGNITION

The Company records proprietary transactions, commission revenue and related expenses on a trade-date basis. Interest and dividend income are recognized in the period earned.

The Company values its securities in accordance with the "Fair Value Measurements" standard. Under this standard, fair value is defined as the prices that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

(i) SUBSEQUENT EVENTS

For the year ended December 31, 2011, the Company has evaluated subsequent events for potential recognition or disclosure through February 24, 2012, the date the financial statements were available for issuance.

Note 2. NET CAPITAL AND MINIMUM CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. In addition, as an independent introducing broker, the Company is subject to the minimum capital requirements of $45,000 adopted and administered by the CFTC. At December 31, 2011, the Company had net capital and net capital requirements of $3,496,663 and $100,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.04 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

Note 3. FURNITURE AND EQUIPMENT, NET

Furniture and equipment as of December 31, 2011 consists of the following:

Computers	$ 108,313
Furniture and fixtures	166,058
	274,371
Less: Accumulated depreciation	(89,243)
Furniture and equipment, net	$ 185,128

Note 4. FAIR VALUE MEASUREMENTS

The Company has adopted disclosure requirements for Fair Value Measurements which applies to all assets and liabilities that are being measured and reported on a fair value basis. Fair Value Measurements requires disclosures that establish a framework for measuring the value in accounting principles generally accepted in the United States of America, and expands disclosure about fair value measurements. This measurement enables the reader of the financial statements to assess inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. Fair Value Measurements requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets and liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with Fair Value Measurements. The following table presents information about the Company's assets measured at fair value as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
Securities owned, at fair value	$ --	$ 4,556,618	$ --	$ 4,556,618
Securities sold, but not yet purchased	$ --	$ 302,598	$ --	$ 302,598

The Company had no significant transfers between Level 1 and Level 2 during the year ended December 31, 2011.

The Company's financial instruments, including cash and cash equivalents, due from clearing brokers, other assets, payables and other liabilities are carried at amounts that approximate fair value due to their short-term nature.

Note 5. COMMITMENTS AND CONTINGENCIES

The Company leases its office facilities under non-cancelable operating leases. Future minimum lease payments at December 31, 2011 are as follows:

Year	Amount
2012	$ 258,024
2013	264,150
2014	253,799
2015	247,782
2016	253,330
2017 and thereafter	313,426
	$1,590,512

Rent charged to expense for the Company's facilities for the year ended December 31, 2011 was approximately $338,000.

Note 6. CONCENTRATION OF RISK

In the normal course of business, the Company's activities through its clearing broker involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In the Company's trading activities, the Company has purchased and sold securities for its own account and may incur losses if the market value of the securities change subsequent to year-end.

In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable from this clearing broker could be subject to forfeiture.

The Company maintains its cash and cash equivalents at reputable financial institutions, which, at times, may exceed federally insured limits. The Company has not experienced any loss in these accounts and does not believe it is exposed to any significant credit risk on cash.

SUPPLEMENTARY INFORMATION

SecureVest Financial Group, Inc.
Computation of Net Capital Pursuant to
SEC Uniform Net Capital Rule 15c3-1 and
CFTC Regulation 1.17
December 31, 2011

Credit:	
Shareholder's Equity	$ 4,131,598
Debits:	
Nonallowable assets:	
Furniture and equipment, net	185,128
Other assets	100,729
Total debits	285,857
Net capital before haircuts	3,845,741
Haircuts on securities positions	349,078
Net Capital	3,496,663
Minimum requirements of 6-2/3% of aggregate indebtedness of $354,638 CFTC requirement of $45,000 or SEC requirement of $100,000, whichever is greater	100,000
Excess net capital	$ 3,396,663
Aggregate Indebtedness:	
Accounts payable and accrued expenses	$ 204,125
Commissions payable	150,513
Total aggregate indebtedness	$ 354,638
Ratio of Aggregate Indebtedness to Net Capital	1.10 to 1.0

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitttted by the Company with the unaudited Form X-17A-5 as of December 31, 2011.

Ad3ptus

Adeptus Partners, LLC
Accountants | Advisors
733 Route 35 North
Ocean, NJ 07712
phone 732.745.8800
fax 732.663.0090
www.AdeptusCPAs.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5 AND CFTC REGULATION 1.16

To the Board of Directors and Shareholder of SecureVest Financial Group, Inc.

In planning and performing our audit of the financial statements of SecureVest Financial Group, Inc. ("the Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Offices:
New York City
Long Island
New Jersey

Ad3ptus

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities and Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2011, to meet the SEC's and CFTC's objectives.

In addition, our review indicated that the Company was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2011, and no facts came to our attention to indicate that such conditions had not be complied with during the year.

This report is intended solely for the information and use of management, the SEC, the CFTC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Adeptus Partners, LLC

Ocean, NJ
February 24, 2012

Ad3ptus

Adeptus Partners, LLC
Accountants | Advisors
733 Route 35 North
Ocean, NJ 07712
phone 732.745.8800
fax 732.663.0090
www.AdeptusCPAs.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO SIPC GENERAL ASSESSMENT RECONCILIATION

To the Board of Directors and Shareholder of
SecureVest Financial Group, Inc.

In accordance with rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by SecureVest Financial Group, Inc. and the Securities and Exchange Commission, Financial Regulatory Authority, Inc., SIPC and the National Association of Securities Dealers, Inc., solely to assist you and other specified parties in evaluating SecureVest Financial Group, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). SecureVest Financial Group, Inc.'s management is responsible for the compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries for the period January 1, 2011 to December 31, 2011, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 with supporting schedules, working papers and general ledger entries, noting no differences;
3. Compared the adjustments reported on Form SIPC-7 with supporting schedules, working papers and general ledger entries, noting no differences; and,
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules, working papers and general ledger supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Adeptus Partners, LLC

Ocean, NJ
February 24, 2012

Offices:
New York City
Long Island
New Jersey

SecureVest Financial Group, Inc.
Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) - Pursuant to Rule 17a-5(e)(4)
For the Year Ended December 31, 2011

General Assessment	$	35,575
Less:		
Payments made with SIPC-6:		
July 28, 2011		25,973
Total assessment balance due	$	9,602
Determination of SIPC net operating revenues and general assessment		
Total revenue (FOCUS Line 12/Part IIA Line 9)	$	14,230,160
General assessment @ .0025	$	35,575

See Independent Accountants' Report on Applying Agreed Upon Procedures on page 13.